UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE
ACT OF 1934

For the Month of May 2004

EDP- Electricidadé de Portugal

Praça Marquês de Pombal, 12 1250-162 Lisbon, Portugal
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐     No ☒

Financial Results 1Q2004

Investor Relations Department

Pedro Pires, Head of IR
Gonçalo Santos
Elisabete Ferreira
Cristina Requicha
Rui Antunes
Tel: +351 21 001 2834
Fax: +351 21 001 2899
Email: ir@edp.pt
Site: www.edp.pt

Reuters:	EDPP.IN / EDP.N
Bloomberg:	EDP PL / EDP US

Lisbon, 29 April 2004

EDP - Electricidade de Portugal, S.A.	Headquarters: Praça Marquês de Pombal, 12	1250-162 Lisboa	Portugal

Table of Contents

1Q2004 Financial Results - Summary

EBITDA Overview

Capex

Cash Flow & Financial Debt

EDP Produção

Renewables

EDP Distribuição

Hidrocantábrico

Brazil

Telecoms

Information Technology

Consolidated Financial Results & Consolidated Extrordinary Results

Consolidated Income Statement

Consolidated Balance Sheet and Cash Flow Statement

Income Statement by Business Areas

Balance Sheet by Business Areas

Cash Flow by Business Areas

1Q2004 Financial Results - Summary

Financial Results Summary (€ m)	1Q2004	1Q2003	Δ%

Operating Revenues	1,798.6	1,657.1	8.5%
Operating Costs	1,263.9	1,196.1	5.7%
EBITDA	534.7	461.0	16.0%
Operating Results	323.9	234.7	38.0%
Financial Results	(94.6)	(71.5)	-32.3%
Extraordinary Results	(7.1)	23.4	—
Net Profit	180.8	132.5	36.5%
Earnings per share	0.060	0.044	36.5%

Capex	143.3	178.9	-19.9%

Financial Debt (€ m)	1Q2004	YE2003	Δ

Financial Debt	7,362.5	7,492.7	(130.3)
Net Debt	7,097.3	7,205.2	(107.9)

General Indicators	1Q2004	1Q2003	Δ%

Number of electricity clients
Portugal	5,751,552	5,671,651	1.4%
Hidrocantábrico (1)	566,373	553,647	2.3%
Brazil	2,966,307	2,873,004	3.2%

Electricity sales (GWh)
Portugal	10,171	9,820	3.6%
Hidrocantábrico (1)	3,071	2,900	5.9%
Brazil	4,969	5,115	-2.8%

No. of employees (core business)
Portugal	8,350	9,106	-8.3%
Hidrocantábrico (1)	1,564	1,385	12.9%
Brazil	3,763	3,868	-2.7%

• The EDP Group reported strong growth at the operating level in 1Q2004. EBITDA was up 16.0% while EBIT increased 38.0%.

• Consolidated EBITDA went up thanks to:

(i) a €37.7 million contribution from EDP Produção, reflecting TER’s entry into industrial service and the transfer of the energy management activity to EDPP;

(ii) a 6.3% increase in consumption at EDP Distribuição which added €14.3 million; and

(iii) last year’s tariff revisions at Bandeirante and Enersul which led to a further €24.1 million improvement.

• Cost control continued to bear fruits. “S&S” were down 5.6%(2), while personnel costs fell 3.8% following the introduction of the HR Restructuring Program.

• EBIT was positive influenced by a change in the compensation of subsidised assets’ amortisation. Stripping this out, EBIT was up 30%.

• Financial results are not comparable since dividends received are significantly lower, namely BCP (to be received in 2Q2004) and Iberdrola (divested in the 2H2003).

• Net profit at €180.8 million was up 36.5% year-on-year. The main contributor was EDP Produção.

• Cash-flow generation at the core business enabled EDP Group to reduce its financial debt in €130.3 million.

(1) Hidrocantábrico is proportionally consolidated in accordance with EDP’s stake in Hidrocantábrico (40%). Figures presented above correspond to Hidrocantábrico 100%.

(2) Adjusting for Oni’s direct costs which are accounted for as S&S at EDP’s consolidated accounts.

Note: The accounts presented in this document are non-audited.

EBITDA Overview

EBITDA (€ m)	1Q2004	1Q2003	Δ%

EDP Produção (1)	235.2	197.6	19.1%

Renewables	4.9	2.4	103.3%

EDP Distribuição	153.9	139.6	10.3%

Hidrocantábrico	40.2	31.3	28.3%

Brazil	64.0	39.9	60.3%

Oni	8.6	(3.5)	—

Information Technology	10.2	10.6	-3.9%

Other & Adjustments	17.7	43.1	-58.9%

Consolidated	534.7	461.0	16.0%

(1) Excludes the Special Regime Producers (SRP) Enernova and EDP Bioeléctrica (Renewable Energy)

• EDP Produção’s EBITDA was up 19.1% following the beginnig of TER’s operations and the transfer of the energy management activity to EDPP. In addition, EDPP also benefited from an efficient fuel procurement (+€4.4 million) and cost cutting (operating costs were down 3.9%).

• EDP Distribuição benefited from a 6.3% increase in electricity consumption, which despite a fall in the UDGr tariffs resulted in a €8.4 million increase in allowed revenues from the UDGr activity. Additionally, the HR Restructuring Program, which started last year, meant a reduction of 500 employees at EDP Distribuição in 2003, already contributing to a 6.4% decrease in personnel costs.

• The acquisition of the Basque gas distribution Naturcorp (middle 2003) contributed €24 million or 24% to Hidrocantábrico’s EBITDA.

• Tariff revisions in Brazil, Bandeirante (+18.0% in October) and Enersul (+42.26% in April), were instrumental, allowing for a more adequate Return on Invested Capital. Bandeirante and Enersul’s EBITDA increased 122% and 121% year-on-year in local currency, respectively.

• ONI’s EBITDA increased by €12.1 million year-on-year, following a 26.2% reduction in operating costs.

• All in all, the EDP Group EBITDA posted a 16.0% increase to €534.7 million in the 1Q2004 as a result of increased demand and a tight cost control. The core business was once again the main contributor to this improvement.

Capex

CAPEX (€ m)	1Q2004	2003	1Q2003

EDP Produção (1)	8.3	236.1	39.7

Renewables	10.8	39.7	3.1

EDP Distribuição	63.4	343.6	59.0
(-) Edinfor asset transfer	—	12.0	—
(-) Subsidies in cash	16.0	59.7	14.6
(=) EDPD cash investments	47.4	271.9	44.5

Hidrocantábrico (40%)	25.8	71.0	19.5

Brazil	38.5	125.8	48.0

Telecoms	6.3	46.2	9.1

Information Technology	2.9	55.5	12.7

Other	3.3	14.1	2.3

Total	143.3	860.4	178.9

Return on Invested Capital (ROIC)

Return on Assets (ROA)

Return on Equity (ROE)

Capex/Depreciation

• The EDP Group’s capital expenditure totalled €143.3 million in the 1Q2004, down 20% year-on-year. Note that the figures presented correspond to the EDP Group’s cash out flow on operating investments, considering the consolidation method of each subsidiary.

• EDPP’s investment fell 79% year-on-year, following a sharp decrease in the TER investment. However, there is still a further €130 million to be invested in the second group of TER until the end of this year. The first TER unit started industrial service on the 14th February 2004 and the second unit is forecasted to start operations in October 2004.  EDP will build a third 400 MW unit in TER for an extra €197.0 million until 2006 when it should start operations. The investment in this third unit should start by the 2H2004.

• Enernova plans to invest €196.0 million in an extra 262 MW by 2006 and a further 300 MW between 2006 and 2008 in wind farms.

• Investment at HC increased 32.1% due to €34.1 million of investments made at the Albacete wind farm (124 MW), which is forecasted to start industrial service in the 4Q2004. Total investment in the project is estimated at €125 million, of which €60.3 million were already invested.

• The bulk of investment at EDPD was in the distribution network. These investments, aimed at improving the quality of service, enabled a drop in the equivalent interruption time, from 92 min in 1Q2003 to 50 min in the 1Q2004. These investments are remunerated by the regulator at a 9% nominal rate.

• Capex in Brazil decreased 19.8% due to lower investments at Fafen and Peixe Angical power plants in the 1Q2004.

• ONI’s operating investment fell 29.7% year-on-year, following a decrease in ONI’s investment needs as the major investments required for the expansion of the network have been completed.

* Annualised for the 1Q2003 and 1Q2004.

Cash Flow and Financial Debt

Cash Flow (€ m)	1Q2004

Net Income	180.8
Operating Cash Flow Before Working Capital and Capex	523.2
Change in Working Capital and Capex	(191.4)
Net Operating Cash Flow	331.8
Non-Operating Cash Flow	(201.5)
Decrease / (Increase) in Financial Debt	130.3

See page 22 for a detailed cash flow statement

Financial Debt (€ m)	1Q2004	YE2003	1Q2003

Holding and EDP Finance BV	5,195.4	5,356.2	5,650.2

EDP Produção (1)	38.0	38.8	52.8
Renewables	18.4	18.7	16.9

EDP Distribuição	—	—	—

Hidrocantábrico (40%)	764.1	786.1	813.8

Brazil (2)	592.4	547.3	574.0

Telecoms	699.8	685.5	673.3

Information Technology	25.8	23.6	23.7

Other	28.6	36.5	16.3

Total Financial Debt	7,362.5	7,492.7	7,821.0
Cash and cash equivalents	265.1	287.5	208.1
Net Debt	7,097.3	7,205.2	7,612.9

Debt Ratings

S&P

Rating	A

Outlook	Negative

Moody’s

Rating	A3

Outlook	Stable

EBITDA financial interest coverage

Financial Debt / Total Capital

Financial Debt / EBITDA

•     At the end of 1Q2004, the EDP Group’s total financial debt amounted to €7,362.5 million. Vis-à-vis the YE2003, the EDP Group’s financial debt decreased €130.3 million following a reduction of €160.8 million at the holding level thanks to the cash flow generated at the operating companies.

•      EDP Produção generated €223.2 million of operating cash flow following the start-up of the first group of TER while the 6.3% increase in consumption at EDP Distribuição, resulted in €75.2 million of operating cash flow (see page 27). However, the postponed investment in the second group of TER had a positive impact on quarterly cash flow.

•      In the 1Q2004, Oni and the Brazilian subsidiaries, accounted for 18% or €1,292.3 million of the EDP Group’s consolidated debt. In Brazil it is worth mentioning that the electricity utilities are financing regulatory receivables through special loans contracted with BNDES to compensate for the rationing losses and “Parcela A” costs (R$506.4 million). The increase of the Brazilian subsidiaries’ financial debt vis-à-vis YE2003 is partly related to the slight appreciation of the Real against the Euro (3.3% from YE2003 to March 2004) and the start of the financing by BNDES on the investment in the Peixe Angical hydropower plant (R$60.0 million).

•             Overall, as a result of a good operating performance credit ratios improved at all levels.

(1) Excludes the Special Regime Producers (SRP) Enernova and EDP Bioeléctrica (Renewable Energy)

(2) netted against €297 million of Escelsa’s Senior Notes in 1Q2004

* Annualised for the 1Q2003 and 1Q2004.

EDP Produção (1)

Energy emission (GWh)	1Q2004	1Q2003	Δ%

Hydroelectric (PES)	3,427	5,598	-38.8%
Thermoelectric (PES)	2,678	2,172	23.3%
Binding Generation	6,106	7,770	-21.4%
Hydroelectric (NBES)	171	291	-41.3%
CCGT (NBES)	596	—	—
Non-Binding Generation	767	291	163.7%
Biomass	15	11	30.1%
Wind Farms	47	32	46.2%
Cogeneration	196	164	19.1%
Small Hydro (2)	58	87	-33.1%
Special Regime Producers	315	294	7.2%
Total EDP emission	7,188	8,355	-14.0%

Pego thermal power station (PES)	931	874	6.5%
Tapada thermal power station (PES)	1,449	892	62.4%
Auto-producers (IES)	1,035	909	13.9%
Import / (Export) net	1,372	311	341.5%
Direct sales to Ind. Clients (incl. in Cogeneration)	(141)	(123)	-14.1%
Pumping	(75)	(89)	15.7%
Gross demand	11,759	11,129	5.7%

Synchronous compensation	(10)	(8)	-37.3%
Own consumption - generation	(3)	(1)	-259.4%
Own consumption - transmission grid	(3)	(3)	-1.5%
Losses	(173)	(316)	45.1%
Energy delivered to distribution	11,569	10,802	7.1%

Hydrolicity Coeficient	0.81	1.36	—

Electricity revenues (€ m)	1Q2004	1Q2003	Δ%

PPA Capacity Charge	220.4	219.3	0.5%
PPA Energy Charge	56.3	39.9	41.2%
Total CPPE	276.7	259.2	6.8%

TER / Trading (NBES)	41.8	—	—
Cogeneration (Soporgen & Energin)	9.7	9.9	-1.5%
Small Hydro (2)	4.5	15.9	-71.8%

Total EDP Produção	332.7	284.9	16.8%

Fuel costs (€ m)	1Q2004	1Q2003	Δ%

Coal	36.1	27.1	33.1%
Fuel-oil	9.2	8.0	14.8%
Natural Gas	4.1	2.3	77.8%
Diesel	0.2	0.2	29.9%
CPPE (PES)	49.6	37.6	31.9%

Natural Gas (TER, Soporgen & Energin)	25.9	8.8	194.7%

Total EDP Produção	75.5	46.4	62.8%

Electricity Purchases (€ m)	1Q2004	1Q2003	Δ%

Trading, Autoconsumption & Cogeneration	6.7	5.0	34.5%

• In the 1Q2004, EDP’s total emission reached 7,188 GWh, of which 51% was hydro generation (down from 71.5% in the 1Q2003). The first TER CCGT unit, which started industrial service on the 14th February 2004, contributed with 596 GWh to total emissions to the network, of which 367 GWh were test emissions.

• EDP’s lower emission was due to lower rainfall in the 1Q2004 (hydro coefficient of 0.81 vs. 1.36 in the 1Q2004).  Given that EDP owns nearly all the hydro capacity in Portugal, its contribution to the total energy delivered to the system fell from 75% in the 1Q2003 to 61% in the 1Q2004.

• The PPA energy charge rose 41.2 % due to a higher utilisation of CPPE’s thermal power plants. CPPE was once again able to buy coal and fuel at a lower price than what it receives through the PPA energy charge (€49.6 million vs. €56.3 million), which is based on the EU coal price index and the Platts index.  EDPP’s coal purchases benefited from long-term coal contracts that were negotiated before the rise in coal prices, as well as from the use of coal stocks at lower prices.

• The energy management activity, which was transferred from EDP Energia to EDPP, broadened its activity to the dispatch, management of energy sales and fuel procurement of EDPP’s non-binding generators. Electricity sales from the “TER / Trading (NBES)” item mentioned above relate mostly to TER (including test emissions) and EDPP’s hydro power plants in the NBES. This activity also manages the energy supply to the electricity system.

(1) The Special Regime Producers (SRP) Enernova and EDP Bioeléctrica (Renewable Energy) were excluded from the EDPP consolidation perimeter from July 2003. For analysis purposes these two companies were excluded from EDPP in both periods.

(2) In the 1Q2003 the sales of the Hydro power plants with an installed capacity >10 MW were accounted in this item. In the 1Q2004 only the power plants <10 MW were accounted in this item (>10 MW are dispatch by the trading department).

Operating Income Statement (€ m)	1Q2004	1Q2003	Δ%

Electricity Sales	332.7	284.9	16.8%
Services Provided	16.2	(2.5)	—
Other Sales	5.3	4.8	10.8%
Operating Revenues	354.3	287.3	23.3%

Electricity	6.7	5.0	34.5%
Fuel for electricity generation	75.5	46.4	62.8%
Direct Activity Costs	82.2	51.4	60.0%

Gross Profit	272.0	235.9	15.3%
Gross Profit/Revenues	76.8%	82.1%	-5.3	p.p.

Sundry materials and goods for resale	0.6	1.4	-56.0%
Supplies and services - Group	4.7	1.7	171.8%
Supplies and services - Non-Group	7.3	9.8	-25.5%
Personnel costs	29.8	29.6	0.8%
Generation centre rentals	0.2	0.9	-78.9%
Other operating costs (or revenues)	(2.0)	(1.1)	-72.7%
Own work capitalised	(3.7)	(3.8)	2.4%
Operating Costs	36.8	38.3	-3.9%

EBITDA	235.2	197.6	19.1%
EBITDA / Revenues	66.4%	68.8%	-2.4	p.p.

Depreciation and amortisation	55.9	57.7	-3.0%
Compensation of subsidised assets’ deprec.	(1.0)	—
Provisions	2.8	2.4	18.8%

EBIT	176.5	137.5	28.3%
EBIT / Revenues	49.8%	47.9%	1.9	p.p.

Personnel costs (€ m)	1Q2004	1Q2003	Δ%

Total Personnel Costs	29.8	29.6	0.8%
Pension Premiums	2.6	2.7	-2.2%
Early Retirement Correction	3.3	3.3	1.6%
Social benefits with early retirees	0.3	0.3	1.6%
Medical care with inactives	0.8	0.5	60.0%
Adjusted Personnel Costs	22.7	22.8	-0.3%

Number of employees	1,975	2,098	-5.9%
MW/Employee	3.92	3.63	7.9%

Operating investment (€ m)	1Q2004	1Q2003	Δ%

Binding Generation	2.2	6.2	-65.3%
Non-Binding Generation	1.8	30.8	-94.1%
Other investments	0.7	1.4	-51.2%
Financial costs (capitalised)	3.7	1.3	187.4%
Total operating investment	8.3	39.7	-79.0%

• The “services provided” line, includes mostly intra-group transactions with EDP Energia related with the supply of electricity to non-binding customers. (The negative value in the 1Q2003 is related to an accounting adjustment)

• The implementation of the Human Resources restructuring program at EDPP reflected into a reduction of 109 employees (mostly towards the end of 2003).

• Personnel costs increased 0.8% year on year, reflecting the 2004 salary increase of 2.8%. When corrected for all early retirement costs, pension premiums and other costs associated with non-active workers, personnel costs decreased 0.3%.

• Supplies & services are not comparable with the same period last year: (i) non-group S&S, namely insurance premiums and maintenance costs, in 1Q2004 were lower due to late invoicing; (ii) the same is true in group S&S in the 1Q2003.

• The transfer of the energy management into EDPP, following TER’s operational start-up, in conjunction with an efficient fuel procurement and cost cutting, resulted in a 19.1% improvement in EDPP’s EBITDA to €235.2 million in the 1Q2004.

• EDPP’s investment fell 79% year-on-year, following a sharp decrease in the TER investment. However, the remaining investment in the second group of 400 MW of TER is expected to total approximately €130 million until the end of this year (the 2nd group will start operating in October 2004).

(1) The Special Regime Producers (SRP) Enernova and EDP Bioeléctrica (Renewable Energy) were excluded from the EDPP consolidation perimeter as from June. For analysis purposes these two companies were excluded from EDPP in the 1Q2003.

Renewables

Installed Capacity - MW	1Q2004	1Q2003	Δ%

Wind	65	41	59.1%
Biomass	9	9	—
Renewables	74	50	48.4%

Generation - GWh	1Q2004	1Q2003	Δ%

EDP Bioeléctrica	47	32	46.2%
Enernova	15	11	30.1%
Renewables	62	43	42.0%

Operating Income Statement (€ m)	1Q2004	1Q2003	Δ%

EDP Bioeléctrica	1.1	0.8	36.4%
Enernova	4.6	2.8	62.3%
Electricity Sales	5.7	3.6	56.7%

Direct Activity Costs	0.4	0.6	-25.2%

Gross Profit	5.2	3.0	72.7%
Gross Profit/Revenues	92.2%	83.7%	8.5	p.p.

Supplies and services	0.3	0.4	-35.8%
Personnel costs	0.2	0.3	-20.0%
Generation centre rentals	0.1	0.1	35.7%
Other operating costs (or revenues)	0.0	0.1	-34.4%
Own work capitalised	(0.3)	(0.2)	-48.9%
Operating Costs	0.3	0.6	-48.1%

EBITDA	4.9	2.4	103.3%
EBITDA / Revenues	86.6%	66.8%	19.9	p.p.

Depreciation and amortisation	1.0	1.0	6.8%
Compensation of subsidised assets’ deprec.	(0.0)	—	—
Provisions	0.0	0.0	29.6%

EBIT	3.9	1.4	167.5%
EBIT / Revenues	68.4%	40.1%	28.3	p.p.

Number of Employees	1Q2004	1Q2003	Δ%

Number of Employees	13	14	-7.1%

Operating Investment(€ m)	1Q2004	1Q2003	Δ%

Operating Investment	10.8	3.1	250.2%

• As from July 2003, Special Regime Producers Enernova and EDP Bioeléctrica were excluded from EDP Produção’s consolidation perimeter.

• Installed capacity at Enernova increased by 24 MW year-on-year, following: (i) the beginning of operations, in June 2003, of the Serra do Barroso wind farm (18 MW) and (ii) a capacity increase that was made at the Cabeço da Rainha wind farm (6 MW). As a result renewables’ emission rose 42% year-on-year to 62 GWh in the 1Q2004.

• Enernova and EDP Bioeléctrica contributed €4.9 million to the EDP Group’s EBITDA, up from €2.4 million in the 1Q2003.

• During the 1Q2004, the bulk of Enernova’s investment was in 3 new wind farms (Alto do Talefe; Fonte da Quelha and Padrela) with a total installed capacity of 31.5 MW. The EDP Group is expecting to invest in 2004 approximately €196 million in an additional 262 MW of wind capacity which will start operating by 2006.

EDP Distribuição

Energy Sales (GWh)	1Q2004	1Q2003	Δ%

Energy delivered to Distribution	11,569	10,802	7.1%
Own consumption - distribution	(7)	(7)	0.1%
Distribution losses	(889)	(751)	-18.3%

Total electricity sales (1)	10,673	10,043	6.3%

Electricity sales - BES (2)	9,208	9,380	-1.8%
VHV (Very high voltage)	327	234	39.7%
HV (High voltage)	980	836	17.2%
MV (Medium voltage)	1,688	2,414	-30.1%
SLV (Special low voltage)	781	768	1.7%
LV (Low voltage)	5,092	4,782	6.5%
PL (Public lighting)	341	345	-1.3%

Electricity sales - NBES (3)	1,465	663	120.8%
EDP	963	441	118.5%
HV (High voltage)	7	13	-49.0%
MV (Medium voltage)	956	427	123.8%
Non-EDP	502	223	125.5%
HV (High voltage)	9	26	-65.5%
MV (Medium voltage)	493	197	150.7%

Regulated Revenues	1Q2004	1Q2003

Unit revenue for the UDGr: HV and MV (€ / MWh)	9.48	9.84
Electricity delivered to PES/NBES consumers: HV and MV (GWh)	10,762	10,132
Unit revenue for the UDGr: LV (€ / MWh)	23.87	24.55
Electricity delivered to binding/non-binding consumers: LV (GWh)	6,214	5,789
t-2 tariff adjustment (€ m)	(1.8)	(3.5)
URD total allowed revenues (€ m)	248.5	238.4

Allowed revenues for the NS activity: VHV; HV and MV (€ m)	5.4	5.8
Allowed revenues for the NS activity: SLV (€ m)	2.5	2.3
Allowed revenues for the NS activity: LV (€ m)	32.4	31.6
t-2 tariff adjustment (€ m)	0.2	—
CRedes total allowed revenues (€ m)	40.5	39.7

Allowed revenues for the SPS activity: VHV; HV and MV (€ m)	3.9	2.1
Allowed revenues for the SPS activity: SLV (€ m)	1.2	0.6
Allowed revenues for the SPS activity: LV (€ m)	19.6	19.7
t-2 tariff adjustment (€ m)	0.1	5.7
CSEP total allowed revenues (€ m)	24.8	28.1

t-2 tariff adjustment for Energy Acquisition activity (€ m)	16.5	—
t-1 tariff adjustment for Energy Acquisition activity (€ m)	5.3	2.6
Total allowed revenues after tariff adjustment (€ m)	335.6	308.7

Electricity Sales & Gross Profit (€ m)	1Q2004	1Q2003	Δ%

VHV (Very High Voltage)	13.3	11.1	19.1%
HV (High Voltage)	47.0	40.2	17.1%
MV (Medium Voltage)	124.6	175.1	-28.9%
SLV (Special Low Voltage)	77.2	74.5	3.5%
LV (Low Voltage)	611.6	586.3	4.3%
Public lighting	28.5	28.2	0.9%
Interruptibility discounts	(6.7)	(6.1)	-10.0%
Tariff correction discounts	(0.1)	(0.4)	71.7%
Invoiced Sales - BES	895.3	909.0	-1.5%
Invoiced Sales - NBES	26.8	11.1	140.8%
Distribution 1Q01 Reposition	—	(1.7)	—
Distribution 1Q02 Reposition	(14.4)	—	—
Distribution 1Q03	(5.3)	(21.2)	—
Distribution 1Q04	(21.4)	—	—
Tariff Adjustments	(41.1)	(22.8)	—

Electricity Revenues	880.9	897.2	-1.8%
Tariff adjustments’ reposition	(19.7)	(1.7)	—
Sales to customers before reposition	900.7	898.9	0.2%
Electricity purchases	565.1	590.1	-4.2%
Electricity Gross Profit	335.6	308.8	8.7%

• Total electricity distributed reached 10,673 GWh in the 1Q2004, which represents an annual growth of 6.3%. In the BES, the continued transfer of MV clients to the NBES translated into a 1.8% decrease in energy sales. Between the 1Q2003 and the 1Q2004, EDPD gained 4 industrial clients and 20 HV clients that explain the 39.7% and 17.2% growth in VHV and HV energy sales, respectively.

• EDPD’s number of clients in the BES increased 1.4% to 5,749,919. In the NBES, EDP Energia achieved a 65.7% market share selling 963 GWh to 1,633 clients. Since February 2004, the eligibility threshold for the NBES was extended to the SLV clients. By the end of the 1Q2004, the number of clients with non-binding status totalled 2,935, out of which 2,250 were acquiring energy in the NBES.

• “Allowed Revenues for Energy Acquisition Activity” relate mostly to the recovery of: (i) the 2002 differences between estimated and real EDPD’s costs with energy acquisition in the non-binding system (€12.5 million); (ii) the 2003 differences between estimated and real fuel costs for the LV segments (€5.0 million) and (iii) costs with the tariff convergence mechanism.

• Electricity purchases reflect a decrease in both the energy sales to the binding system and the estimates for fuel costs used by ERSE when calculating 2004 tariffs.

(1) Figures presented include Sales to EDP Group.

(2) BES - Binding Electricity System.

(3) NBES - Non-Binding Electricity System.

Operating Income Statement (€ m)	1Q2004	1Q2003	Δ%

Electricity sales - Group	18.7	1.5	—
Electricity sales - Non-Group	862.2	895.8	-3.7%
Services provided	5.9	5.3	10.9%
Other sales	0.6	0.4	46.1%
Operating Revenues	887.5	903.0	-1.7%

Direct Activity Costs	565.1	590.1	-4.2%

Gross Profit	322.3	312.9	3.0%
Gross Profit/Revenues	36.3%	34.7%	1.7	p.p.

Sundry materials and goods for resale	23.6	24.6	-4.1%
Supplies and services - Group	22.9	24.4	-6.1%
Supplies and services - Non-group	25.0	25.4	-1.6%
Personnel costs	92.9	99.3	-6.4%
Concession fees	46.4	42.8	8.4%
Other operating costs (or revenues)	(2.9)	(2.2)	-32.5%
Own work capitalised	(39.4)	(40.9)	3.7%
Operating Costs	168.4	173.3	-2.8%

EBITDA	153.9	139.6	10.3%
EBITDA / Revenues	17.3%	15.5%	1.9	p.p.

Depreciation and amortisation	86.6	85.4	1.4%
Compensation of subsidised assets’ deprec.	(16.7)	—	—
Provisions	12.5	17.4	-28.1%

EBIT	71.6	36.7	94.7%
EBIT/ Revenues	8.1%	4.1%	4.0	p.p.

Personnel costs (€ m)	1Q2004	1Q2003	Δ%

Total Personnel Costs	92.9	99.3	-6.4%
Pension premiums	11.5	13.1	-11.7%
Early retirement correction	15.9	18.8	15.3%
Social benefits with early retirees	2.5	2.4	3.7%
Medical care with inactives	3.5	3.4	4.9%
Adjusted Personnel Costs	59.4	61.7	-3.6%

Number of employees	6,296	6,930	-9.1%

Investment (€ m)	1Q2004	1Q2003	Δ%
			—
Distribution grid	49.9	47.1	6.0%
Other investments	10.9	9.6	12.8%
Operating investment (1)	60.8	56.8	7.2%

Operating Invest. Excl. Subsidies	47.4	44.5	6.6%

(1) Includes Cash Subsidies.

• Concession fees, calculated based on the previous year LV sales, reflect a 0.25 p.p. increase in the average rate paid to municipalities to 7.5%, and a 7.4% increase in LV Sales between 2002 and 2003.

• Personnel costs decreased 6.4% during the period, reflecting the HR restructuring program started last year. The decrease in Pension Premiums that followed the 2004 actuarial study reflects: (i) the creation of a Regulatory Asset that covers early retirement responsibilities contemplated in the HR Restructuring Program at EDPD; (ii) the anticipation of the legal retirement age of early retirees(1). During the 1Q2004, 208 early retirees at EDPD opted to bring forward their retirement age, which should enable EDPD to capture savings of €5.4 million (NPV). This measure also has a positive impact on the early retirement correction.

• Remunerations paid to early retirees within the scope of the HR Restructuring Program amounted to €3.2 million in the 1Q2004. Nevertheless, this cost was compensated with the amortisation of the Deferred Income created in 2003 for this purpose.

• During the 1Q2004, EDPD reduced 39 employees, of which 6 were part of the restructuring program (negotiated dismissals). Negotiated dismissals implied an extraordinary cost of €1.3 million and a matching extraordinary gain accounting for the increase of the Regulatory Asset.

• The compensation of the amortisation of subsidised assets, which had been considered an extraordinary gain, was accounted for as an operating item.

(1) Anticipation of legal retirement age – Early retirees can bring forward their legal retirement age waiving 4.5% of their retirement pension for each year of anticipation. Impact at EDP: (i) The Portuguese social security funds around 80% of early retiree’s pension cost, thus dramatically reducing EDP’s pension fund’s responsibility; (ii) EDP compensates those early retirees through a one-off payment for the 4.5% per annum they gave up and the 20% the company complements to the social security pension until the legal retirement age, in a lump sum.

Hidrocantábrico (100%) - Generation & Supply

Spain Energy Balance (GWh)	1Q2004	1Q2003	Δ%

Generation	49,231	46,566	5.7%
Special Regime	11,755	10,348	13.6%
Imports	1,884	1,916	-1.7%

System Demand - Coverage	62,870	58,830	6.9%

Regulated Distribution	41,907	41,844	0.2%
Supply	18,171	15,350	18.4%
Exports	2,792	1,635	70.8%

Source: OMEL

Generation - Selling Price & Fuel Costs	1Q2004	1Q2003	Δ%

Average HC Selling Price to the Pool (1) (€/MWh)	31.0	30.5	1.4%
Average HC Fuel Cost (€/MWh) (2)	20.6	15.1	36.2%

Supply - Electricity Sales to Clients	1Q2004	1Q2003	Δ%

Electricity Supplied (GWh)	1,068	1,004	6.3%
Sales of the Electricity Supplied (€ m)	61.5	55.4	10.9%
Number of Clients	3,799	2,431	56.3%

Gross Profit (Generation + Supply)	1Q2004	1Q2003	Δ%

Revenues	201.1	190.3	5.7%
Direct Activity Costs	131.0	113.6	15.4%
Gross Profit	70.1	76.7	-8.7%

HC’s Net Electricity Generation (GWh)	1Q2004	1Q2003	Δ%

Hydroelectric	341	387	-11.9%
Nuclear	330	335	-1.5%
Aboño	1,706	1,424	19.8%
Soto de Ribera	837	866	-3.4%
Coal	2,543	2,290	11.1%
Castejón CCGT	436	165	163.7%
Total Generation	3,650	3,177	14.9%
Pumping	(17)	(34)	-49.2%

Energy delivered to the Pool	3,633	3,143	15.6%
HC’s market share in wholesale market	7.4%	6.8%	6.8	p.p.

• Demand in the Spanish electricity market grew 4.1% versus 1Q2003, or 3.6% adjusted for working days and temperature effects. Due to a dry first quarter the hydrological coefficient dropped from 1.23 in the 1Q2003 to 0.76.

• Hidrocantábrico was able to increase its net emission by 14.9% in the 1Q2004 not only because of a lower hydrological coefficient, but also due to: i) a higher net emission at the Aboño power plant because of higher availability (in the 1Q2003 Aboño I stopped for maintenance works); and ii) a higher net emission at CCGT Castejón as a result of a lower variable cost in the 1Q2004 vis-à-vis 1Q2003.

• To compensate for the low prices, Hidrocantábrico was able to account as a receivable €11.8 million of CTCs.

• The increase of the average fuel costs due to a hike in the imported coal prices following an increase in shipping costs, put pressure on Hidrocantábrico’s generation margins.

• As for the supply activity, Hidrocantábrico was able to increase its average selling price 4.3% to €57.6/MWh in 1Q2004, offsetting the modest increase in the pool price.

• Overall, Gross Profit of the Generation and Supply activities decreased 8.7% mostly explained by the increase of the average fuel costs, which had a negative impact of €19.0 million. Nonetheless, this negative impact was partly offset by the increase in net emission (+€8.7 million) and a higher selling price in the generation activity (+€1.6 million).

(1) Includes wholesale market, ancillary services and capacity payment.

(2) Excluding hydroelectric emission.

Hidrocantábrico (100%) - Electricity Distribution & Gas Activity

Elect. Distribution (GWh)	1Q2004	1Q2003	Δ%

Low Voltage	676	584	15.7%
Medium Voltage	256	238	7.6%
High Voltage	1,416	1,356	4.4%
Electricity Distributed	2,348	2,178	7.8%
of which: access clients	345	282	22.3%

Elect. Distribution (€ m)	1Q2004	1Q2003	Δ%

Transmission	1.9	1.5	24.2%
Distribution	23.4	22.7	2.7%
Commercialisation	1.8	1.9	-6.1%

Elect. Regulated Revenues	27.1	26.2	3.3%

Clients in Elect. Distribution

Electricity Distribution

• According to the Decree Law (Real Decreto 1802/2003) that sets the revenues for the Spanish regulated electricity activities for 2004, out of the €2,823.4 million attributed to the Spanish electricity distribution activity, €90.1 million or 3.2% were allocated to Hidrocantábrico.

• The rise in the transmission revenue is related with new transmission grid that was put in service.

Gas Distribution (GWh)	1Q2004	1Q2003	Δ%

Gas Distributed to direct clients	2,556	572	—
Gas Distributed to access clients	3,789	118	—

Total Gas Distributed	6,345	690	—

Gas Supply (GWh)	1Q2004	1Q2003	Δ%

Asturias & Basque Country	2,308	104	—
Rest of Spain	336	648	—

Gas Supplied	2,644	752	—

Gas Distribution (€ m)	1Q2004	1Q2003	Δ%

Transmission	2.5	0.5	—
Distribution	24.9	7.9	—
Commercialisation	2.8	1.2	—

Gas Regulated Revenues	30.2	9.5	—

Gas Supply (€ m)	1Q2004	1Q2003	Δ%

Asturias & Basque Country	30.9	1.6	—
Rest of Spain	4.8	10.0	—

Gas Sales	35.7	11.7	—

Clients in Gas Distribution

Clients in Gas Supply

Gas Distribution

• The inclusion of Naturcorp in Hidrocantábrico since the 1st August 2003 had an impact of 5,466 GWh of gas distributed in the 1Q2004. In this period Hidrocantábrico reached a 7.3% market share of gas distributed in Spain.

• According to the Law (Orden Eco/31/2004) that sets the revenues for the Spanish regulated gas activities for 2004, of the €1,091.6 million attributed to the Spanish gas distribution companies, €107.8 or 10% were allocated to Naturcorp and its subsidiaries. In terms of gas transport regulated revenues, €8.9 million were allocated to Naturcorp and its subsidiaries.

Gas Supply

• Gas supplied had a strong increase as a result of the inclusion of Naturcorp since the 1st August 2003. In the 1Q2004 Hidrocantábrico was able to achieve a 5.7% share of the liberalised market (excluding supply to the electricity sector). In the total Spanish gas market, both regulated and non-regulated, Hidrocantábrico sold 5,200 GWh of gas, corresponding to a 7.0% market share (excluding supply to the electricity sector).

In the 1Q2004 the consumption in the Spanish gas sector increased 16%, explained mostly by the liberalised segment as a result of the increase of the generation of electricity based on CCGT technology. In addition, the low temperatures and the increase of the number of clients, particularly in the liberalised segment, also contributed to this growth.

(1) Operating data considers 100% of Naturcorp’s gas distribution subsidiaries’ figures, while all financial data considers the consolidation method.

Hidrocantábrico (100%)

Business Areas	Generation & Supply				Electricity Distribution				Gas				Special Regime
Breakdown	1Q2004	1Q2003	Δ%		1Q2004	1Q2003	Δ%		1Q2004	1Q2003	Δ%		1Q2004	1Q2003	Δ%

Revenues	201.1	190.3	5.7%		103.8	97.0	7.1%		135.3	19.3	602.6%		8.6	8.9	-2.8%
Direct Costs	131.0	113.6	15.4%		75.4	70.1	7.6%		92.7	9.8	849.0%		2.7	5.5	-50.3%
Gross Profit	70.1	76.7	-8.7%		28.4	26.8	5.9%		42.6	9.5	349.0%		5.9	3.4	73.2%
Gross Profit/Revenues	34.8%	40.3%	-5.5	p.p.	27.4%	27.7%	-0.3	p.p.	31.5%	49.3%	-17.8	p.p.	68.6%	38.5%	30.1	p.p.

Personnel Costs	9.6	8.4	14.0%		5.0	5.4	-8.9%		3.8	0.8	402.7%		1.3	1.0	22.8%
Other Operating Costs (net)	7.1	9.0	-21.4%		4.5	5.5	-18.5%		6.8	1.3	419.1%		1.1	(0.6)	—

EBITDA	53.4	59.4	-10.0%		19.0	15.9	19.4%		32.1	7.4	331.2%		3.5	3.0	19.3%
EBITDA/Revenues	26.6%	31.2%	-4.6	p.p.	18.3%	16.4%	1.9	p.p.	23.7%	38.6%	-14.9	p.p.	40.8%	33.2%	7.6	p.p.

Depreciation	23.2	23.2	0.0%		7.5	7.0	6.0%		7.3	2.5	188.9%		2.3	1.3	73.6%
Provision	0.4	0.5	-31.8%		0.1	0.4	-77.4%		0.0	0.0	-53.2%		(0.3)	0.2	—

EBIT	29.9	35.6	-16.2%		11.4	8.4	35.4%		24.8	4.9	408.2%		1.6	1.5	7.4%
EBIT/Revenues	14.9%	18.7%	-3.9	p.p.	11.0%	8.7%	2.3	p.p.	18.3%	25.3%	-7.0	p.p.	18.2%	16.4%	1.7.	p.p.

Capex	9.3	6.6	40.8%		6.1	7.1	-13.1%		11.2	3.8	198.0%		40.2	25.7	56.2%
# of employees	620	590	5.1%		350	391	-10.5%		277	65	326.2%		97	135	-28.1%

Generation & Supply

• The electricity generation and supply activity fell 10.0% at the EBITDA level due to higher fuel costs;

• The increase in personnel expenses is related to the transfer of employees to the supply activity following the reorganization of personnel between companies.  The fall in ‘other operating costs’ is mainly related to the cost incurred in the 1Q2003 with the maintenance works at Aboño I (€1.2 million).

Electricity Distribution

• The EBITDA of the electricity distribution activity increased 19.4% as a result of: i) 3.3% increase in regulated revenues; ii) a reduction in personnel costs; and iii) a €1.0 million reduction in supplies and services due to lower network implementation costs associated with the markets outside Asturias.

Gas

• The full consolidation of Naturcorp, as from August 2003, had an important impact on the gas activity’s results, contributing to the €24.6 million increase on this activity’s EBITDA.

Special Regime

• The 2003 net emission of Hidrocantábrico’s special regime generators increased 172% to 112 GWh. The new wind farms of Cantábrico (65 MW) and Arlanzón (only 26.4 MW of the total 34 MW) contributed an extra 53 GWh in net emission and €3.4 million to the gross profit.

• Regarding capex, Hidrocantábrico invested €34.1 million in the Albacete wind farm (124 MW), which should be operational in the 4Q2004.

Income Statement (€ m)	1Q2004	1Q2003	Δ%

Revenues	445.9	339.4	31.4%

Direct Costs	297.4	222.3	33.8%

Gross Profit	148.5	117.1	26.8%
Gross Profit/Revenues	33.3%	34.5%	-1.2	p.p.

Supplies and services	22.0	19.5	12.7%
Personnel costs	23.8	19.9	19.4%
Other operating costs (or revenues)	3.9	2.2	—
Own work capitalised	(1.6)	(2.8)	42.8%
Operating Costs	48.1	38.8	23.9%

EBITDA	100.5	78.3	28.3%
EBITDA/Revenues	22.5%	23.1%	-0.5	p.p.

Depreciation	41.3	32.3	28.0%
Compensation of subsidised assets’ deprec.	(0.8)	—
Provision	0.1	1.2	-88.6%

EBIT	59.8	44.9	33.2%
EBIT/Revenues	13.4%	13.2%	0.2	p.p.

Financial Results	(38.5)	(37.2)	-3.4%
Extraordinary Results	0.8	4.9	-83.3%

Income Before Taxes	22.1	12.6	75.3%

Income taxes	8.6	(18.7)	—
Minority interests	4.2	2.2	90.0%
Net Profit	9.2	29.0	-68.3%

Capex (€ m)	1Q2004	1Q2003	Δ%

Recurring investment	26.2	17.0	54.3%
Non-recurring investment	41.1	31.9	28.9%
(-) Subsidies	2.8	4.9	-43.2%

Capex	64.5	44.0	46.7%

Number of employees	1Q2004	1Q2003	Δ%

Number of employees	1,564	1,385	12.9%

• Consolidated EBITDA in 1Q2004 was affected by:

i) the inclusion of Naturcorp, which explains the €24.6 million increase at the gas activity’s EBITDA;

ii) the increase in generation fuel costs due to a rise of the imported coal prices;

iii) the increase in operating costs as a result of the consolidation of Naturcorp;

• 1Q2004’s Net Profit is not directly comparable with the 1Q2003 since at the beginning of last year Hidrocantábrico accounted €25 million related to the tax benefit on the investment made in Castejón CCGT. In the 4Q2003, pursuant to IAS rules, the tax benefit accounted in the 1Q2003 was reverted and will be accounted during the Castejón CCGT plant’s useful life. If we exclude the €25 million of tax benefit net profit would have improved by €5 million.

Note: Hidrocantábrico was proportionally consolidated in accordance with EDP’s stake in Hidrocantábrico (40%).

Brazil - Distribution

	Bandeirante			Escelsa			Enersul
Energy Sales & Gross Profit	1Q2004	1Q2003	Δ%	1Q2004	1Q2003	Δ%	1Q2004	1Q2003	Δ%

Energy Sales (GWh)

Electricity Purchases & Self Generation	2,718	2,804	-3.1%	1,745	1,864	-6.4%	929	863	7.6%

Electricity delivered to distribution	3,239	3,100	4.5%	2,049	2,085	-1.7%	946	853	11.0%
Distribution losses	(254)	(247)	3.0%	(247)	(247)	-0.2%	(181)	(122)	48.4%

Residential	635	560	13.3%	323	340	-5.1%	239	238	0.5%
Industrial	1,128	1,307	-13.7%	615	675	-8.8%	136	155	-11.8%
Commercial	350	319	9.9%	206	209	-1.5%	149	145	2.9%
Other	251	257	-2.1%	284	290	-2.1%	201	184	9.6%
Electricity sales to customers	2,365	2,443	-3.2%	1,428	1,514	-5.7%	726	721	0.7%
Electricity distributed to access clients	620	410	51.0%	374	324	15.5%	40	10	298.1%
Total Electricity Distributed	2,984	2,854	4.6%	1,802	1,838	-2.0%	766	731	4.8%

Gross Profit (R$ m)

Residential	186.0	154.4	20.5%	95.7	88.2	8.5%	65.7	51.1	28.6%
Industrial	177.7	179.2	-0.9%	76.6	77.2	-0.8%	23.0	18.6	23.5%
Commercial	92.9	74.6	24.5%	50.4	44.6	13.0%	39.7	29.7	33.5%
Other	45.8	40.6	12.9%	41.4	37.3	11.0%	34.3	20.0	71.7%
Electricity sales to customers	502.4	448.8	12.0%	264.1	247.3	6.8%	162.7	119.4	36.2%
Electricity distributed to access clients	22.8	5.8	294.0%	15.6	5.6	177.9%	1.2	0.3	253.3%
Other Revenues (1)	(24.6)	(61.4)	59.9%	(11.5)	(15.3)	24.4%	6.9	(11.3)	—%
Total Revenues	500.6	393.2	27.3%	268.3	237.7	12.9%	170.7	108.4	57.4%
(-) Direct activity costs	353.4	308.0	14.7%	174.1	134.2	29.8%	83.9	57.8	45.0%

Gross Profit	147.2	85.2	72.8%	94.1	103.5	-9.1%	86.8	50.6	71.6%

Average Tariff to customers (R$/MWh)	212.5	183.7	15.7%	185.0	163.4	13.2%	224.2	165.6	35.3%

Total Electricity Distributed by
Brazilian Subsidiaries (GWh)

• Total electricity distributed by EDP’s subsidiaries in the Brazilian market increased 2.4%, reflecting the increase in demand of almost 5% in Bandeirante and Enersul’s regions, and the drop in consumption in Escelsa’s concession area (especially in the residential segment) due to the mild temperatures this summer.

• Regarding electricity sales to customers and gross profit, Bandeirante and Enersul had a remarkable performance on the back of 2003’s tariff revisions.

• Escelsa’s annual tariff adjustment (+17.30%) in August 2003 was not reflected at the gross profit level, which dropped 9.1% as a result of: i) a 2.0% decline in the consumption; and ii) the increase of federal taxes on revenues (PIS and COFINS) from 3.0% to 7.6% for all distribution companies, since February 2004.

• On April 8th 2004 ANNEL granted, at Enersul’s annual tariff adjustment, an average tariff increase of 17.02%:

i) 4.60% is the pass through of the non-controllable costs to the final tariff and 1.68% is the adjustment of controllable costs to the IGP-M inflation index;

ii) 2.60% is related to 50% of the deviation between the non-controllable costs settled in April 2002 and the true non-controllable costs incurred until April 2003;

iii) 3.02 % is related to the deviation between the non-controllable costs settled in April 2003 and the true non-controllable costs incurred until April 2004;

ivi) 4.94% is related to the partial amount of the tariff increase that was not granted in the last tariff revision (which is being recovered until 2007); iv) 0.18% is related to past costs incurred during the rationing programme.

(1) Includes the Regulatory Tariff Repositions, Taxes over Revenues, Non-Invoiced Electricity and other revenues

Brazil

P&L (Statutory Accounts)	Bandeirante				Escelsa				Enersul				Generation & Trading (1)
R$ million	1Q2004	1Q2003	Δ%		1Q2004	1Q2003	Δ%		1Q2004	1Q2003	Δ%		1Q2004	1Q2003	Δ%

Revenues	500.6	393.2	27.3%		268.3	237.7	12.9%		170.7	108.4	57.4%		98.5	53.5	84.2%
Direct Activity Costs	353.4	308.0	14.7%		174.1	134.2	29.8%		83.9	57.8	45.0%		61.1	32.5	87.9%
Gross Profit	147.2	85.2	72.8%		94.1	103.5	-9.1%		86.8	50.6	71.6%		37.4	21.0	78.5%
Gross Profit/Revenues	29.4%	21.7%	7.7	p.p.	35.1%	43.6%	-8.5	p.p.	50.9%	46.7%	4.2	p.p.	38.0%	39.2%	-1.2	p.p.

Sundry materials & goods for resale	1.9	1.8	4.6%		2.2	1.9	13.1%		3.1	3.2	-3.4%		3.0	0.1	—
Supplies and services	18.4	19.0	-3.3%		10.9	12.8	-15.2%		8.8	8.1	8.9%		12.3	7.9	55.2%
Personnel costs	23.6	20.4	15.5%		18.3	15.8	15.4%		14.5	12.2	19.0%		1.4	0.8	66.7%
Other operating costs (or revenues)	1.6	(1.9)	—		2.6	1.4	—		1.8	0.6	—		0.2	1.6	-86.6%
Operating Costs	45.5	39.4	15.4%		33.9	31.9	6.3%		28.2	24.0	17.3%		16.9	10.4	61.9%

EBITDA	101.8	45.8	122.2%		60.2	71.6	-15.9%		58.6	26.5	120.8%		20.6	10.6	94.8%
EBITDA/Revenues	20.3%	11.6%	8.7	p.p.	22.4%	30.1%	-7.7	p.p.	34.3%	24.5%	9.9	p.p.	20.9%	19.7%	1.1	p.p.

Depreciation	18.4	18.2	1.0%		15.1	14.6	3.6%		13.7	14.2	-3.6%		3.2	2.9	8.6%
Provision	1.5	7.4	-79.5%		5.6	4.0	39.5%		3.5	3.3	4.9%		—	—	—

EBIT	81.8	20.2	305.7%		39.5	53.0	-25.5%		41.5	9.0	359.2%		17.4	7.6	127.9%

Capex	28.1	30.1	-6.8%		11.8	12.3	-4.5%		9.7	7.2	35.1%		86.7	125.8	-31.1%

Financial Debt (Non-Group + Group)	756.6	847.7	-10.7%		1,703.7	1,907.7	-10.7%		595.9	580.0	2.7%		280.3	120.6	132.5%

# employees	1,248	1,349	-7.5%		1,305	1,364	-4.3%		933	934	-0.1%		234	196	19.4%

Bandeirante

• The good performance at Bandeirante’s gross profit level, on the back of the October’s tariff revision and a 4.6% increase in consumption led to a strong increase in EBITDA. Regarding personnel costs, the 15.5% increase versus 1Q2003 is mostly due to a 9% salary increase in June 2003.

Escelsa

• The decrease at the EBITDA level is mostly explained by: i) the fall in consumption; and ii) the increase in personnel costs as a result of the salary adjustment of approximately 10% last August.

Enersul

• The strong increase in EBITDA is largely explained by the tariff revision of 32.59% (plus 9.67%) occurred last April and a 4.8% increase in consumption. The increase in operating costs is mostly explained by the annual salary adjustment in August of approximately 12%.

Generation & Trading

• The generation activity in Brazil was able to increase its net emission 4.3% from 502 GWh to 523 GWh (considering 100% of Fafen and the 27.37% of EDP’s right of energy at UHE Lajeado’s net emission). The trading and supply activity increased the energy sales by 84% to 1,112 GWh. It was the main contributor for the strong gross profit increase. The bulk of the investment in this activity is associated with the construction of the Peixe Angical hydro power plant.

(1) This section includes the power stations Lajeado and Fafen, and the trading/supply company Enertrade.

	R$ million				€ million
Income Statement	1Q2004	1Q2003	Δ%		1Q2004	1Q2003	Δ%
Revenues	993.4	774.3	28.3%		274.5	205.0	33.9%
Direct Activity Costs	633.0	513.9	23.2%		174.9	135.5	29.1%
Gross Profit	360.5	260.4	38.5%		99.6	69.5	43.4%
Gross Profit/Revenues	36.3%	33.6%	2.7	p.p.	36.3%	33.9%	2.4	p.p.

Sundry materials & goods for resale	10.2	7.0	45.6%		2.8	1.9	51.4%
Supplies and services	50.4	50.0	0.8%		13.9	13.4	4.1%
Personnel costs	62.1	52.8	17.7%		17.2	13.6	25.8%
Other operating costs (or revenues)	6.2	2.1	—		1.7	0.7	—
Operating Costs	128.9	111.9	15.2%		35.6	29.5	20.5%

EBITDA	231.6	148.5	56.0%		64.0	39.9	60.3%
EBITDA/Revenues	23.3%	19.2%	4.1	p.p.	23.3%	19.5%	3.8	p.p.

Depreciation	50.5	50.4	0.1%		14.0	13.3	5.1%
Provision	10.6	14.7	-28.1%		2.9	3.9	-25.3%

EBIT	170.5	83.3	104.7%		47.1	22.7	107.3%
EBIT/Revenues	17.2%	10.8%	6.4	p.p.	17.2%	11.1%	6.1	p.p.

Financial Results	(65.4)	23.2	—		(18.1)	7.1	—
Extraordinary Results	13.7	(5.8)	—		3.8	(1.6)	—

Income Before Taxes	118.8	100.7	18.0%		32.8	28.2	16.3%

Income taxes	47.9	35.1	36.7%		13.2	8.4	57.4%
Minority Interests	6.6	33.8	-80.5%		1.8	8.8	-79.2%

Net Profit	64.3	31.9	101.9%		17.8	11.1	60.7%

• The Brazilian operations had a remarkable performance at the EBITDA level following tariff revisions at Bandeirante and Enersul (October and April 2003, respectively), which allowed for a more adequate return on invested capital. The increase in consumption of almost 5% in these companies also contributed positively.

• Escelsa will have its next tariff revision in August 2004 and a marked improvement in results is expected from then on.

• The 15.2% increase in operating costs, is mostly due to the rise in personnel costs following annual salary adjustments in the second half of 2003.

Note: the compulsory contribution for the Energy Development Account (regulatory contribution for the development of renewable energy, natural gas and national coal fired-power) was accounted for in the direct costs line since January 2004, due to its pass-through nature to the final tariff.

• In Euro terms, EBITDA had a stronger improvement due to the slight appreciation of the Real against the Euro compared to the same period last year. Average BRL/€ in the 1Q2003 was 3.78 against 3.60 in the 1Q2004, representing a 5% rise of the Real in average terms.

Telecoms - ONI Group

Operating Revenues (€ m)	1Q2004	1Q2003	Δ%

Voice services	55.9	51.2	9.3%
Data & Internet services	19.8	21.2	-6.8%
Other services	7.0	8.3	-14.6%
Telecomunication services	82.8	80.7	2.6%
Equipment sales	0.8	1.3	-35.5%
Equipment sales	0.8	1.3	-35.5%

Operating revenues	83.6	81.9	2.0%

Direct Activity Costs (€ m)	1Q2004	1Q2003	Δ%

Telecommunication services	42.9	41.4	3.6%
Equipment sales	0.4	1.1	-63.2%

Direct activity costs	43.3	42.5	1.8%

Gross Profit (€ m)	1Q2004	1Q2003	Δ%

Telecommunication services	39.9	39.3	1.6%
Equipment sales	0.4	0.2	133.5%

Gross Profit	40.3	39.4	2.2%

Voice	Internet
(million minutes)	(million minutes)

•  Voice traffic operated by ONI rose 7.7% to 655.6 million minutes, out of which 429.9 million minutes relate to ONI Spain’s activity. Much of this growth was achieved at the Operators’ segment. Gross margin from voice services increased 4.6 p.p. year-on-year to 39.4% in the 1Q2004 due to further decreases in interconnection costs (May 2003 – 10%).

•  ISP traffic decreased 27% year on year to 132.7 million minutes, reflecting the undergoing transfer of clients from dial-up to xDSL access. Gross margin from internet services increased 4.2 p.p. year-on-year to 59.3% in the 1Q2004 due to a 6.4 p.p. increase of ONI Portugal’s gross margin from this activity (positive impact of increase in xDSL access).

•  Revenues from voice services totalled €55.9 million, up 9.3% year-on-year, mostly due to a 15.2% growth at ONI Spain’s revenues from voice services that benefited from a €4.6 million increase from pre-paid cards.

•  Data & Internet services decreased 6.8% year-on-year. This evolution reflects a 36.2% decrease in revenues from rented capacity (termination of some contracts within the Operators’ segment) that was partly offset by an increase in revenues from internet services, up 19.7% year-on-year.

•  Gross margin from telecommunication services decreased from 48.7% to 48.2% due to a lower contribution from leased circuits, which has higher margins.

Important Note: Germinus was consolidated in ONI’s 1Q2004 Financial Statements through the Equity Method, as it is in the process of being sold.

Operating Income Statement (€ m)	1Q2004	1Q2003	Δ%

Revenues from telecommunications service	82.8	80.7	2.6%
Revenues from equipment sales	0.8	1.3	-35.5%
Operating revenues	83.6	81.9	2.0%

Direct activity costs	43.3	42.5	1.8%

Gross Profit	40.3	39.4	2.2%
Gross Profit/Revenues	48.2%	48.1%	0.1	p.p.

Supplies and services - Group	2.7	0.1	—
Supplies and services - Non-Group	18.7	24.9	-24.9%
Personnel Costs	11.2	17.4	-35.7%
Other operating costs (or revenues)	(0.9)	0.6	—
Own work capitalised	(0.0)	(0.0)	90.1%
Operating costs	31.7	43.0	-26.2%

EBITDA	8.6	(3.5)	—
EBITDA/Revenues	10.3%	(4.3)%	14.6	p.p.

Depreciation and amortisation	15.5	16.9	-8.5%
Provisions	0.6	0.5	22.5%

EBIT	(7.5)	(21.0)	64.1%
EBIT/Revenues	(9.0)%	(25.6)%	16.6	p.p.

Number of Employees	1Q2004	1Q2003	Δ%

Fixed Line Portugal	569	655	-13.1%

Fixed Line Spain	535	588	-9.0%
Comunitel	345	370	-6.8%
OLA Internet	190	218	-12.8%

Total	1,104	1,243	-11.2%

Investment (€ m)	1Q2004	1Q2003	Δ%

Fixed line Portugal	2.7	3.3	-19.4%
Recurring	0.4	0.1	212.0%
Non-recurring	2.2	3.2	-29.4%
Fixed line Spain	3.7	5.9	-37.6%
Recurring	1.3	2.3	-42.4%
Non-recurring	2.3	3.6	-34.5%

Total operating investment	6.3	9.1	-31.0%

•  EBITDA increased by €12.1 million year-on-year, to €8.6 million in the 1Q2004, as ONI’s improved efficiency enabled the company to achieve a 26.2% decrease in operating costs.  In the 1Q2004, ONI Portugal’s EBITDA amounted to  €5.6 million.

•  Supplies and Services fell 14.1% year-on-year. The cost cutting program implemented by ONI continues to bear its fruits. Major savings were achieved in: (i) fixed network expenses; (ii) advertising and (iii) specialised works, namely IT services.

•  Personnel Costs reflected the significant reduction of the ONI Group’s headcount.  Between the 1Q2003 and the 1Q2004, ONI reduced its workforce by 139 employees (excluding Germinus – consolidated through the Equity Method in the 1Q2004).

•  Depreciation and amortisation deceased 8.5% year-on-year, reflecting ONI’s lower investment needs (investment required for the expansion of the network and acquisition of direct access infrastructures has already been done). EBIT improved €13.5 million year on-year, with ONI Portugal contributing to 72% of this improvement.

•  Operating investment at ONI totalled €6.3 million, down 29.7% year-on-year.

Information Technology

Operating Income Statement (€ m)	1Q2004	1Q2003	Δ%

Sales	8.8	7.7	15.3%
Services Provided	45.2	43.8	3.4%
Operating Revenues	54.1	51.4	5.1%

Sundry materials and goods for resale	8.7	6.4	35.7%
Supplies and services - Group	2.6	3.0	-13.2%
Supplies and services - Non-group	19.4	17.4	11.2%
Personnel Costs	14.9	18.2	-18.5%
Other operating costs (or revenues)	(0.6)	(0.7)	18.9%
Own work capitalised	(1.0)	(3.5)	70.6%
Operating Costs	43.9	40.8	7.5%

EBITDA	10.2	10.6	-3.9%
EBITDA/Operating Revenues	18.9%	20.6%	-1.8	p.p.

Depreciation and amortisation	7.4	5.4	36.5%
Provisions	0.1	0.1	8.4%

EBIT	2.7	5.1	-47.1%
EBIT/Operating Revenues	5.0%	9.9%	-4.9	p.p.

Number of employees	1Q2004	1Q2003	Δ%

Number of Employees	1,556	1,796	-13.4%

Operating Investment (€ m)	1Q2004	1Q2003	Δ%

Operating Investment	2.9	12.7	-77.2%

• Operating revenues at Edinfor totalled €54.1 million, up 5.1% year on year, reflecting a slight recovery of the Portuguese economy and a contract that was made with OMIP (Portuguese Operator for the MIBEL). In the 1Q2004, sales and services provided to non-EDP Group companies accounted for 62.4% of Edinfor’s operating revenues.

• Costs with materials and supplies and services increased 35.7% and 7.7% year-on-year, reflecting the recovery of Edinfor’s activities related to finishing, graphics and equipment sales.

• Personnel costs decreased 18.5% during the period, following: (i) a reduction of 240 employees due to the on-going restruturing process at Edinfor and (ii) successful wage negotiations.

• Last year’s investment in the acquisition of equipment for the data processing centre (leasing contract) resulted in a 36.5% increase in depreciation and amortisation, which led to a 47.1% drop in EBIT in 1Q2004.

• Edinfor’s Operating Investment decreased sharply to a mere €2.7 million reflecting the company’s efforts into reducing the levels of investment. However, reducing investments at this rate is not feasible for the whole year.

Consolidated Financial Results & Extraordinary Results

Financial Results (€ m)	1Q2004	1Q2003	Δ%

Income from group & associated companies	6.1	6.3	-3.2%
Investment income	0.0	17.2	-100.0%
Goodwill amortisation	(23.4)	(20.0)	-17.5%
Financial Investments Gains/(Losses)	(17.3)	3.5	—
Net Financial Interest paid	(84.8)	(84.0)	-1.0%
Net foreign exchange differences	5.0	12.0	-58.5%
Selic on rationing losses and ‘Parcela A’	8.8	11.8	-25.5%
Other	(6.2)	(14.8)	—
Financing Gains/(Losses)	(77.3)	(75.0)	-3.0%

Financial results	(94.6)	(71.5)	-32.3%

Income from Equity Method (€ m)	1Q2004	1Q2003	Δ%

REN (30%)	4.7	5.5	-14.1%
CEM (22%)	1.0	—	—
Hidrocantábrico Subsidiaries	0.9	0.8	11.4%
Other	(0.5)	0.1	—

Total	6.1	6.3	-3.2%

Goodwill amortisation (€ m)	1Q2004	1Q2003	Δ%

Hidrocantábrico	9.8	8.6	13.4%
EBE	2.1	2.1	0.0%
IVEN	5.4	4.6	17.3%
ACE Holding	1.1	1.1	3.4%
Comunitel	3.1	2.1	44.3%
Other	2.0	1.4	39.6%

Total	23.4	20.0	17.5%

Extraordinary Results (€ m)	1Q2004	1Q2003	Δ%

Fixed assets gains / (losses)	(3.4)	1.0	—
(Increase)/decrease in deprec. and provisions	2.8	8.1	-66.0%
Prior year adjustment (net)	(1.2)	(0.4)	-195.4%
Hydrological correction	—	—	—
Compensation of subsidised assets’ deprec.	—	18.5	—
Bad debts	(1.8)	(0.3)	-521.3%
Inventory gains / (losses)	(0.5)	(0.4)	-43.0%
Other gains / (losses)	(3.0)	(3.1)	5.0%

Extraordinary Results	(7.1)	23.4	—

The fall of €23.1 million on the Financial results is mostly due to:

•  A drop in Investment Income explained by: i) the €7.0 million received in dividends, in 1Q2003, from our 3% stake in Iberdrola that we sold in the 2H2003; and ii) last year’s €10.1 million received in dividends from BCP (4.36% stake) which this year will be received in the second quarter (€7.2 million).

•  In January 2003 EDP received €16.9 million from the semi-annual coupon of the 83% of Escelsa Senior Notes acquired by the end of 2002. Adjusting for this one-off receivable, and the fact that EDP did not accrue in February and March the coupon received in July 2003, net financial interests would have decreased 9%. The coupons are currently being accrued monthly as an interest receivable.

•  Net forex differences were €7.0 million lower mainly due to a stronger Real appreciation against the US Dollar in the 1Q2003 than in the 1Q2004, affecting the dollar denominated debt of the Brazilian subsidiaries (note: Escelsa’s Senior Notes forex differences are offset in Group consolidation).

• The €8.6 million improvement in “Other” is related to lower losses recorded in Bandeirante’s financing contracts linked to the IGP-M price index (32.5% in March 2003 and 5.1% in March 2004).

Extraordinary Results amounted to a €7.1 million loss in the 1Q2004, compared to a €23.4 million gain in the 1Q2003:

•  The €18 million compensation of the amortisation of subsidised assets, which had been considered an extraordinary gain last year, was accounted for as an operating item;

•  “Other extraordinary gains/(losses)” include a €9.0 million cost with compensations paid to early retirees that accepted the anticipation of the legal retirement age (see page 9 – EDP Distribuição). This was partly offset by a €6.2 million tax recovery at Brazil.

Consolidated Income Statement

Consolidated Income Statement (€ m)	1Q2004	1Q2003	Δ%

Electricity Sales	1,584.9	1,531.9	3.5%
Other Sales	69.6	16.4	324.5%
Services Provided	144.1	108.8	32.4%
Operating Revenues	1,798.6	1,657.1	8.5%

Electricity	796.5	783.8	1.6%
Fuel	101.0	47.0	115.0%
Sundry materials and goods for resale	55.4	56.7	-2.2%
Supplies and services	146.7	151.4	-3.1%
Personnel costs	160.2	166.4	-3.8%
Concession fees	46.7	44.0	6.2%
Other operating costs (or revenues)	2.7	(2.1)	—
Own work capitalised	(45.2)	(51.0)	11.3%
Operating costs	1,263.9	1,196.1	5.7%

EBITDA	534.7	461.0	16.0%
EBITDA/Revenues	29.7%	27.8%	1.9	p.p.

Depreciation	209.0	199.0	5.0%
Compensation of subsidised assets’ deprec.	(18.1)	—	—
Provisions	19.9	27.3	-27.2%

EBIT	323.9	234.7	38.0%
EBIT/Revenues	18.0%	14.2%	3.8	p.p.

Financial Results	(94.6)	(71.5)	-32.3%
Extraordinary Results	(7.1)	23.4	—

Pre-tax profit	222.2	186.6	19.1%

Income Taxes	76.9	67.4	14.0%
Defered Taxes	(28.1)	(6.4)	-337.3%

Minorities	(7.3)	(6.9)	-6.4%

Net Profit	180.8	132.5	36.5%

Changes in EBITDA 1Q2003 - 1Q2004 (€ m)

Note: In the 1Q2004, ‘Other Operating Revenues’ identified in the above chart include ‘Services Provided’ and ‘Other Sales’ which were formerly accounted as Eletricity Sales

Consolidated EBITDA build-up 1Q2004 (€ m)

Consolidated Balance Sheet and Cash Flow Statement

Assets (€ m)	1Q2004	YE2003

Fixed assets	15,055.2	15,084.1
Intangible assets, net	1,821.2	1,849.7
Tangible assets, net	11,649.9	11,651.6
Financial Investments, net	1,584.1	1,582.8

Currents assets	2,594.6	2,334.8
Inventories	152.3	159.2
Accounts receivable - trade, net	972.7	921.5
Accounts receivable - other, net	1,204.4	966.6
Cash and cash equivalents	265.1	287.5

Accruals and Deferals	737.0	622.4
Deferred Tax	602.0	609.3

Total assets	18,988.8	18,650.7

Shareholders’ equity (€ m)	1Q2004	YE2003

Share capital	3,000.0	3,000.0
Own shares	(49.5)	(49.0)
Retained earnings and other reserves	2,064.9	1,965.9
Net profit for the year	180.8	381.1

Shareholders’ equity	5,196.3	5,298.0

Minority interest	233.3	236.5
Hydrolicity correction account	378.4	387.5

Liabilities (€ m)	1Q2004	YE2003

Provisions	801.2	819.6

Financial Debt	7,362.5	7,492.7
Short-term debt & current portion of long-term debt	1,342.0	1,457.5
Long-term debt	6,020.4	6,035.3

Current liabilities	2,179.2	1,781.9
Accounts payable - trade, net	681.5	782.6
Accounts payable - other, net	1,497.7	999.3

Accruals and Deferals	2,233.5	2,018.4
Deferred Tax	604.5	616.1

Total liabilities	13,180.8	12,728.7

Total liabilities and shareholders’ equity	18,988.8	18,650.7

Cash Flow (€ m)	1Q2004

Net Profit	180.8

Tariff Adjustment	45.0
Depreciations	209.0
Compensation of subsidised assets depreciation	(18.1)
Goodwill Amortization	23.4
Net Provisions	(6.4)
Interests Hydraulicity Account	2.5
Other Adjustments (Equity Method, Forex Differences and Other)	0.3

Add back: Net Financial Interests and other financial costs (or revenues)	86.7

Operating Cash Flow before Working Capital	523.2

Change in Operating Working Capital	(48.2)

Operating Cash Flow	475.0

Capex	(143.3)

Net Operating Cash Flow	331.8

Divestments of Fixed Assets	3.9
Net Financial Investments	(3.6)
Net Financial Interests and other financial costs (or revenues)	(86.7)
Dividends Paid and Results Distributed to Employees	—
Other Canges in Non-Operating Working Capital	(115.1)

Decrease/(Increase) in Financial Debt	130.3

•  The EDP’s Group net operating cash-flow in the 1Q2004 amounted to €331.8 million.

•  The core business is still the main contributor with EDP Produção and EDP Distribuição accounting for 90% of total cash-flow (see page 27).

•  The postponed investment at TER CCGT’s second unit had a positive impact on the 1Q2004 cash-flow.

•  The cash-flow generation at the core business enabled the EDP Group to reduce its financial debt in €130.3 million from €7,493.7 million in 2003 to €7,362.5 million in the 1Q2004.

Income Statement by Business Areas

1Q2004 (€ m)	EDP Produção (1)	Renewables	EDP Distribuição	HC (2)	Brazil (3)	ONI	Information Technology	EDP Consolidated

Electricity Sales	332.7	5.7	880.9	163.8	257.2	—	—	1,584.9
Other Sales	5.3	—	0.6	11.0	—	2.0	8.8	69.6
Services Provided	16.2	—	5.9	5.2	17.4	83.3	45.2	144.1
Operating Revenues	354.3	5.7	887.5	180.0	274.5	85.2	54.1	1,798.6

Electricity & Gas	6.7	—	565.1	75.9	174.9	—	—	796.5
Fuel	75.5	0.4	—	25.0	0.1	—	—	101.0
Sundry materials and goods for resale	0.6	—	23.6	18.0	2.8	1.5	8.7	55.4
Supplies and services	12.0	0.3	47.8	8.8	13.9	64.4	21.9	146.7
Personnel costs	29.8	0.2	92.9	9.5	17.2	11.7	14.9	160.2
Concession fees	0.2	0.1	46.4	—	—	—	—	46.7
Other operating costs (or revenues)	(2.0)	0.0	(2.9)	3.3	1.7	(0.9)	(0.6)	2.7
Own work capitalised	(3.7)	(0.3)	(39.4)	(0.7)	—	(0.0)	(1.0)	(45.2)
Operating costs	119.0	0.8	733.5	139.9	210.5	76.7	43.9	1,263.9

EBITDA	235.2	4.9	153.9	40.2	64.0	8.6	10.2	534.7
EBITDA/Revenues	66.4%	86.6%	17.3%	22.3%	23.3%	10.0%	18.9%	29.7%

Depreciation	55.9	1.0	86.6	16.5	14.0	15.6	7.4	209.0
Compensation of subsidised assets’ depreciation	(1.0)	(0.0)	(16.7)	(0.3)	—	—	—	(18.1)
Provisions	2.8	0.0	12.5	0.1	2.9	0.6	0.1	19.9

EBIT	177.5	3.9	71.6	23.9	47.1	(7.7)	2.7	323.9
EBIT/Revenues	50.1%	69.2%	8.1%	13.3%	17.2%	-9.0%	5.0%	18.0%

Financial Results	(25.2)	(0.3)	(8.3)	(15.4)	(17.1)	(12.8)	(2.7)	(94.6)
Extraordinary Results	(2.4)	(0.1)	0.6	0.3	3.8	(1.8)	(0.7)	(7.1)

Pre-tax profit	149.8	3.5	63.9	8.8	33.8	(22.2)	(0.7)	222.2

Income taxes	41.1	1.0	28.3	3.5	13.2	(2.1)	0.7	48.8
Minority interests	(0.1)	—	—	1.7	2.3	(0.0)	(0.6)	(7.3)

Net Profit	108.8	2.5	35.6	3.7	18.3	(20.1)	(0.8)	180.8

Note: Business segment accounts not audited

(1)          The Special Regime Producers (SRP) Enernova and EDP Bioeléctrica (Renewable Energy) were excluded from the EDPP consolidation perimeter

(2)          40% Consolidation; When consolidated into EDP, the accounting item “Variation in Production” of Hidrocantábrico’s Special Regime Activity is accounted as “Other operating costs” (in page 12 and 13 Hidrocantábrico accounts as revenues)

(3)          The accounts presented above do not correspond to the statutory accounts presented in the Brazil section (page 16), and are used for consolidation purposes in the EDP Group. The main difference is the asset revaluation on Bandeirante, Escelsa and Enersul taken only into consideration for accounting purposes in Portugal.

1Q2003 (€ m)	EDP Produção (1)	Renewables	EDP Distribuição	HC (2)	Brazil (3)	ONI	Information Technology	EDP Consolidated

Electricity Sales	284.9	3.6	897.2	135.4	205.0	—	—	1,531.9
Other Sales	4.8	—	0.4	—	—	1.3	7.7	16.4
Services Provided	(2.5)	—	5.3	—	—	80.7	43.8	108.8
Operating Revenues	287.3	3.6	903.0	135.4	205.0	81.9	51.4	1,657.1

Electricity	5.0	—	590.1	69.5	135.5	—	—	783.8
Fuel	46.4	0.6	—	18.8	—	—	—	47.0
Sundry materials and goods for resale	1.4	—	24.6	0.6	1.9	42.5	6.4	56.7
Supplies and services	11.5	0.4	49.7	7.8	13.4	25.0	20.3	151.4
Personnel costs	29.6	0.3	99.3	8.0	13.6	17.4	18.2	166.4
Concession fees	0.9	0.1	42.8	—	—	—	—	44.0
Other operating costs (or revenues)	(1.1)	0.1	(2.2)	0.5	0.7	0.6	(0.7)	(2.1)
Own work capitalised	(3.8)	(0.2)	(40.9)	(1.1)	—	(0.0)	(3.5)	(51.0)
Operating costs	89.7	1.2	763.4	104.1	165.1	85.5	40.8	1,196.1

EBITDA	197.6	2.4	139.6	31.3	39.9	(3.5)	10.6	461.0
EBITDA/Revenues	68.8%	66.8%	15.5%	23.1%	19.5%	-4.3%	20.6%	27.8%

Depreciation	57.7	1.0	85.4	12.9	15.9	16.9	5.4	199.0
Provisions	2.4	0.0	17.4	0.5	3.9	0.5	0.1	27.3

EBIT	137.5	1.4	36.7	17.9	20.1	(21.0)	5.1	234.7
EBIT/Revenues	47.9%	40.1%	4.1%	13.3%	9.8%	-25.6%	9.9%	14.2%

Financial Results	(21.7)	(0.2)	(8.3)	(14.9)	7.1	(11.7)	(2.5)	(71.5)
Extraordinary Results	2.3	0.1	24.4	2.0	(1.6)	(3.4)	0.1	23.4

Pre-tax profit	118.2	1.4	52.8	5.0	25.6	(36.1)	2.6	186.6

Income taxes	49.7	0.5	16.9	(7.5)	9.4	(2.9)	1.7	61.0
Minority interests	(0.2)	—	—	0.9	8.8	(0.1)	(0.0)	(6.4)

Net Profit	68.7	0.9	35.9	11.6	7.5	(33.2)	1.0	132.1

Note: Business segment accounts not audited

(1)          The Special Regime Producers (SRP) Enernova and EDP Bioeléctrica (Renewable Energy) were excluded from the EDPP consolidation perimeter

(2)          40% Consolidation; When consolidated into EDP, the accounting item “Variation in Production” of Hidrocantábrico’s Special Regime Activity is accounted as “Other operating costs” (in page 12 and 13 Hidrocantábrico accounts as revenues)

(3)          The accounts presented above do not correspond to the statutory accounts presented in the Brazil section (page 16), and are used for consolidation purposes in the EDP Group. The main difference is the asset revaluation on Bandeirante, Escelsa and Enersul taken only into consideration for accounting purposes in Portugal.

Balance Sheet by Business Areas

1Q2004 (€ m)	EDP Produção (1)	Renewables	EDP Distribuição	HC (2)	Brazil (3)	ONI	Information Technology	EDP Consolidated

Intangible assets	6.3	0.0	0.9	597.1	47.9	259.9	68.5	1,821.2
Fixed assets	4,194.3	135.9	4,376.6	1,098.2	1,316.5	226.5	88.1	11,649.9
Financial Investments	36.5	0.0	0.2	38.9	15.0	1.7	0.6	1,584.1
Other assets	1,080.4	12.7	987.1	127.1	573.9	231.3	98.5	2,329.4
Cash and Equivalents	6.4	0.0	39.8	28.1	85.6	2.1	3.3	265.1
Accruals and deferrals	35.1	4.2	12.6	21.4	361.6	125.0	35.6	1,338.9

Total assets	5,359.1	152.8	5,417.1	1,910.8	2,400.6	846.6	294.6	18,988.8

Provisions	94.7	0.2	347.2	33.1	172.7	32.2	2.4	801.2
Financial debt	2,408.4	51.9	778.1	764.1	889.0	716.8	97.5	7,362.5
Other liabilities	741.1	60.9	1,050.0	147.0	445.6	215.5	118.1	2,179.2

Accruals and deferrals	100.0	4.7	1,639.3	109.3	259.5	51.7	22.1	2,838.0

Total liabilities	3,344.1	117.7	3,814.6	1,053.4	1,766.8	1,016.2	240.1	13,180.8

Hydrolicity correction account	—	—	—	—	—	—	—	378.4
Minority interests	0.1	—	—	177.5	101.4	0.0	2.6	233.3

Shareholders’ equity	2,014.9	35.1	1,602.5	679.9	532.3	(169.7)	51.9	5,196.3

Total liabilities + equity	5,359.1	152.8	5,417.1	1,910.8	2,400.6	846.6	294.6	18,988.8

Note: Business segment accounts not audited

(1)          The Special Regime Producers (SRP) Enernova and EDP Bioeléctrica (Renewable Energy) were excluded from the EDPP consolidation perimeter

(2)          40% Consolidation

(3)          The accounts presented above do not correspond to the statutory accounts presented in the Brazil section (page 16), and are used for consolidation purposes in the EDP Group. The main difference is the asset revaluation on Bandeirante, Escelsa and Enersul taken only into consideration for accounting purposes in Portugal.

2003	EDP Produção		EDP				Information	EDP
(€ m)	(1)	Renewables	Distribuição	HC (2)	Brazil (3)	ONI	Technology	Consolidated

Intangible assets	6.7	0.0	0.8	607.7	44.2	283.6	70.8	1,849.7
Fixed assets	4,241.6	126.1	4,389.2	1,088.4	1,255.1	230.0	95.4	11,651.6
Financial Investments	7.7	0.0	0.2	40.7	53.5	1.4	0.5	1,582.8
Other assets	1,015.8	10.5	1,009.5	108.8	617.1	193.6	82.6	2,047.3
Cash and Equivalents	10.1	0.1	30.3	42.3	83.9	6.2	2.4	287.5

Accruals and deferrals	68.5	4.2	12.7	14.3	346.5	118.7	27.1	1,231.8

Total assets	5,350.4	140.9	5,442.6	1,902.0	2,400.2	833.5	278.8	18,650.7

Provisions	92.8	0.2	341.1	39.2	164.1	37.2	2.3	819.6
Financial debt	2,487.7	52.2	778.1	786.1	829.5	682.9	89.2	7,492.7
Other liabilities	754.7	51.5	1,187.6	131.2	519.9	199.7	114.8	1,781.9

Accruals and deferrals	138.0	4.4	1,568.8	94.0	259.3	46.4	15.3	2,634.5

Total liabilities	3,473.2	108.3	3,875.6	1,050.5	1,772.8	966.2	221.6	12,728.7

Hydrolicity correction account	—	—	—	—	—	—	—	387.5
Minority interests	0.2	—	—	175.3	96.2	0.1	3.3	236.5

Shareholders’ equity	1,877.1	32.6	1,566.9	676.2	531.2	(132.8)	53.8	5,298.0

Total liabilities + equity	5,350.4	140.9	5,442.6	1,902.0	2,400.2	833.5	278.8	18,650.7

Note: Business segment accounts not audited

(1)   The Special Regime Producers (SRP) Enernova and EDP Bioeléctrica (Renewable Energy) were excluded from the EDPP consolidation perimeter

(2)   40% Consolidation

(3)   The accounts presented above do not correspond to the statutory accounts presented in the Brazil section (page 16), and are used for consolidation purposes in the EDP Group. The main difference is the asset revaluation on Bandeirante, Escelsa and Enersul taken only into consideration for accounting purposes in Portugal.

Cash Flow by Business Areas

1Q2004			EDP				Information	EDP
(€ m)	EDP Produção	Renewables	Distribuição	HC (1)	Brazil	ONI	Technology	Consolidated

Net Profit	108.8	2.5	35.6	3.7	18.3	(20.1)	(0.8)	180.8

Tariff Adjustment	—	—	41.1	—	3.9	—	—	45.0
Depreciation	55.9	1.0	86.6	16.5	21.9	15.6	7.4	209.0
Compensation of subsidised assets depreciation	(1.0)	(0.0)	(16.7)	(0.3)	—	—	—	(18.1)
Goodwill Amortisation	—	—	—	8.3	0.1	3.9	1.3	23.4
Net Provisions	2.1	0.0	7.5	0.1	2.7	(0.5)	0.1	(6.4)
Interests Hydraulicity Account	—	—	—	—	—	—	—	2.5
Other Adjustments (Equity Method, Forex Differences and Other)	(0.1)	—	0.6	0.4	(3.2)	(0.0)	0.8	0.3

Add back: Net Financial Interests and other financial costs (or revenues)	25.4	0.3	12.8	7.9	23.7	8.3	1.5	86.7

Operating Cash Flow before Working Capital	191.1	3.9	167.4	36.6	67.4	7.3	10.4	523.2

Investment in Operating Working Capital	40.4	(4.7)	(44.9)	4.8	(20.2)	2.6	2.3	(48.2)

Operating Cash Flow	231.6	(0.8)	122.6	41.3	47.2	9.8	12.7	475.0

Capex	(8.3)	(10.8)	(47.4)	(25.8)	(38.5)	(6.3)	(2.9)	(143.3)

Net Operating Cash Flow	223.2	(11.6)	75.2	15.5	8.7	3.5	9.8	331.8

(1)   40% Consolidation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated May 3, 2004

EDP- Electricidadé de Portugal

By:	/s/ João Ramalho Talone
Name: João Ramalho Talone
Title: Chief Executive Officer